SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated August 23, 2017	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: August 24, 2017

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for Third Quarter Fiscal Year 2017

- Net Revenue Up 15.1% Year-Over-Year to $35.4 Million, Exceeding Guidance Range -

BEIJING — August 23, 2017 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the third quarter of fiscal year 2017 ended June 30, 2017.

Third Quarter Fiscal 2017 Financial and Operational Highlights

•	Total course enrollments were 659,000, a decrease of 31.1% from the third quarter of fiscal 2016.

•	Cash receipts from online course registration were $25.4 million, an increase of 4.5 % from the third quarter of fiscal 2016. Without the impact of Renminbi depreciation against the U.S. dollar, cash receipts from online course registration increased by 9.7% year-over-year in the third quarter of fiscal 2017.

•	Net revenue increased by 15.1% to $35.4 million from $30.8 million in the prior year period, exceeding the Company’s guidance range of $30.8 million to $32.3 million. Xiamen NetinNet, which was acquired by the Company in May 2016, contributed net revenue from the sale of learning simulation software of $1.2 million, an increase of 8.8% from the third quarter of fiscal 2016.

•	Gross profit was $19.2 million, an increase of 9.2% from $17.6 million in the prior year period.

•	Non-GAAP[1] gross profit was $19.2 million, an increase of 9.2% from $17.6 million in the prior year period.

•	Gross margin was 54.1%, compared with 57.1% in the prior year period. Non-GAAP[1] gross margin was 54.3%, compared with 57.2% in the prior year period.

•	Operating income was $4.7 million, a decrease of 21.7% from $6.0 million in the prior year period.

•	Non-GAAP[1] operating income was $5.2 million, a decrease of 20.3% from $6.5 million in the prior year period.

•	Net income was $2.9 million, a decrease of 60.5% from $7.4 million in the prior year period.

•	Non-GAAP[1] net income was $3.4 million, a decrease of 56.9% from $7.9 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.089, compared with basic and diluted net income per ADS of $0.219 and $0.218, respectively, for the third quarter of fiscal 2016. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.104 and $0.103, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.234 and $0.233, respectively, for the third quarter of fiscal 2016.

•	Cash flow from operations decreased by 11.6% to $7.8 million from $8.8 million in the third quarter of fiscal 2016.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “Our third quarter revenue growth of 15.1% year-over-year exceeded our guidance range, primarily due to higher-than-expected revenue from books and reference materials. However, softer growth in cash receipts from online course registration of 4.5% year-over-year in the third quarter adversely impacted the revenue growth of online education services. Our third quarter total enrollment growth declined 31.1% year-over-year, primarily due to a decline in accounting continuing education course enrollments, as a result of the previously disclosed suspension of the Accounting Certificate examination. Excluding accounting continuing education and Accounting Certificate course enrollments, our third quarter total enrollment growth was 7.4% year-over-year.

“Despite softer growth in cash receipts from online course registration, our ability to quickly adapt and respond to changing market dynamics bodes well for our future development. The accounting practical skills training and employment guidance services bundles we introduced earlier this fiscal year, together with our core accounting test preparation courses, drove strong growth of cash receipts from online accounting course registration of 28.8% year-over-year in the third quarter.

“As we continue to execute on our strategic expansion initiatives, we are employing a prudent approach to further leverage our existing resources by branching into complementary services. One such strategic investment is our recently announced acquisition of 40% equity interest in Beijing Ruida, which enables us to build-out our practice in judicial examination preparation, while leveraging our proven expertise and online learning platform. In addition, in an effort to create new revenue streams that broaden our current offerings, we have extended our business services offered to corporate clients to now include bookkeeping services, which nicely complements our existing tax advisory and training business. Through this approach, we will further grow our business, and extend the breadth and depth of the life-long partnerships we are establishing with our students and corporate clients,” Mr. Zhu concluded.

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “We returned to profitability in our third fiscal quarter as expected, driven by our efforts to continually maintain operating efficiency while balancing our growth and profitability. The significant year-over-year decline in our third quarter non-GAAP net income of 56.9%, however, was primarily due to a foreign currency exchange loss of $1.2 million compared with a foreign currency exchange gain of $2.8 million in the year-ago period, together with the impact of Xiamen NetinNet in its seasonally weak third quarter. Excluding the impact of Xiamen NetinNet, our third quarter adjusted non-GAAP operating income declined by 7.1% year-over-year.”

Third quarter Fiscal 2017 Financial Results

Net Revenue. Total net revenue increased by 15.1% to $35.4 million in the third quarter of fiscal 2017 from $30.8 million in the third quarter of fiscal 2016. Net revenue from online education services, books and reference materials, and other sources contributed 74.7%, 11.2% and 14.1%, respectively, of total net revenues for the third quarter of fiscal 2017.

Online education services. Net revenue from online education services increased by 4.8% to $26.5 million in the third quarter of fiscal 2017 from $25.3 million in the third quarter of fiscal 2016. This increase was primarily due to relatively higher revenue growth from our healthcare vertical, partially offset by weaker revenue growth from our accounting vertical, due to the impact of the suspension of the Accounting Certificate Examination and the downstream effect of this examination suspension on Accounting Continuing Education.

Books and reference materials. Net revenue from books and reference materials increased by 104.4% to $4.0 million in the third quarter of fiscal 2017 from $1.9 million in the third quarter of fiscal 2016.

Other revenues. Net revenue from other sources increased by 39.6% to $5.0 million in the third quarter of fiscal 2017 from $3.6 million in the third quarter of fiscal 2016, primarily due to revenue growth from business start-up training services.

Cost of Sales. Cost of sales increased by 22.9% to $16.3 million in the third quarter of fiscal 2017 from $13.2 million in the third quarter of fiscal 2016. Non-GAAP1 cost of sales increased by 23.0% to $16.2 million in the third quarter of fiscal 2017 from $13.2 million in the third quarter of fiscal 2016. This increase was primarily due to expenses associated with Xiamen NetinNet, as well as increased cost of books and reference materials, and salaries and related expenses. This increase was partially offset by decreased lecture fees.

Gross Profit. Gross profit increased by 9.2% to $19.2 million in the third quarter of fiscal 2017 from $17.6 million in the prior year period. Non-GAAP1 gross profit increased by 9.2% to $19.2 million in the third quarter of fiscal 2017 from $17.6 million in the prior year period. Gross margin was 54.1% in the third quarter of fiscal 2017, compared with 57.1% in the third quarter of fiscal 2016. Non-GAAP1 gross margin was 54.3% in the third quarter of fiscal 2017, compared with 57.2% in the third quarter of fiscal 2016.

Operating Expenses. Total operating expenses increased by 24.6% to $14.6 million in the third quarter of fiscal 2017 from $11.8 million in the prior year period. Non-GAAP1 total operating expenses increased by 25.7% to $14.2 million in the third quarter of fiscal 2017 from $11.3 million in the prior year period.

Selling expenses. Selling expenses increased by 35.4% to $10.4 million in the third quarter of fiscal 2017 from $7.7 million in the prior year period. Non-GAAP1 selling expenses increased by 35.5% to $10.4 million in the third quarter of fiscal 2017 from $7.7 million in the prior year period. The increase was primarily driven by increased advertising and promotional expenses, together with expenses associated with Xiamen NetinNet.

General and administrative expenses. General and administrative expenses increased by 4.2% to $4.3 million in the third quarter of fiscal 2017 from $4.1 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 5.2% to $3.8 million in the third quarter of fiscal 2017 from $3.6 million in the prior year period. The increase was mainly due to expenses associated with Xiamen NetinNet, and the provision for doubtful debts. This increase was partially offset by decreased professional fees.

Income Tax Expense. Income tax expense decreased by 58.0% to $0.7 million in the third quarter of fiscal 2017 from $1.8 million in the prior year period, primarily due to a decrease in taxable income.

Net Income. As a result of the foregoing, net income decreased by 60.5% to $2.9 million in the third quarter of fiscal 2017 from $7.4 million in the prior year period. Non-GAAP1 net income decreased by 56.9% to $3.4 million in the third quarter of fiscal 2017 from $7.9 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 11.6% to $7.8 million in the third quarter of fiscal 2017 from $8.8 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the third quarter of fiscal 2017. The decrease in accounts receivable, prepayment and other current assets, and the increase in amount due to a related party also contributed to the operating cash inflow. This operating cash inflow was partially offset by the increase in other non-current assets, and decrease in deferred revenue.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of June 30, 2017 increased by 7.8% to $107.4 million from $99.6 million as of March 31, 2017, mainly due to cash flow of $7.8 million generated from operating activities in the third quarter of fiscal 2017. This increase was partially offset by deposit payments for certain strategic investments of $1.7 million, and capital expenditures of $0.7 million.

First Nine Months of Fiscal 2017 Financial Results

Net Revenue. Total net revenue increased by 12.6% to $89.3 million in the first nine months of fiscal 2017 from $79.3 million in the first nine months of fiscal 2016. Net revenue from online education services, books and reference materials, and other sources contributed 71.1%, 7.7% and 21.2%, respectively, of total net revenues for the first nine months of fiscal 2017.

Online education services. Net revenue from online education services was $63.5 million in the first nine months of fiscal 2017, in-line with $63.5 million in the first nine months of fiscal 2016.

Books and reference materials. Net revenue from books and reference materials increased by 29.7% to $6.9 million in the first nine months of fiscal 2017 from $5.3 million in the first nine months of fiscal 2016.

Others. Net revenue from other sources increased by 79.9% to $18.9 million in the first nine months of fiscal 2017 from $10.5 million in the first nine months of fiscal 2016.

Cost of Sales. Cost of sales increased by 15.9% to $40.9 million in the first nine months of fiscal 2017 from $35.2 million in the first nine months of fiscal 2016. Non-GAAP1 cost of sales increased by 16.0% to $40.7 million in the first nine months of fiscal 2017 from $35.1 million in the first nine months of fiscal 2016.

Gross Profit. Gross profit increased by 9.9% to $48.4 million in the first nine months of fiscal 2017 from $44.1 million in the prior year period. Non-GAAP1 gross profit increased by 9.9% to $48.5 million in the first nine months of fiscal 2017 from $44.2 million in the prior year period. Gross margin was 54.2% in the first nine months of fiscal 2017, compared with 55.6% in the first nine months of fiscal 2016. Non-GAAP1 gross margin was 54.4% in the first nine months of fiscal 2017, compared with 55.7% in the first nine months of fiscal 2016.

Operating Expenses. Total operating expenses increased by 30.2% to $39.4 million in the first nine months of fiscal 2017, from $30.3 million in the prior year period. Non-GAAP1 total operating expenses increased by 31.9% to $38.1 million in the first nine months of fiscal 2017, from $28.9 million in the prior year period.

Selling expenses. Selling expenses increased by 41.8% to $26.0 million in the first nine months of fiscal 2017 from $18.3 million in the prior year period. Non-GAAP1 selling expenses increased by 41.9% to $25.9 million in the first nine months of fiscal 2017 from $18.3 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 12.5% to $13.4 million in the first nine months of fiscal 2017 from $11.9 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 14.5% to $12.1 million in the first nine months of fiscal 2017 from $10.6 million in the prior year period.

Income Tax Expense. Income tax expense decreased by 26.5% to $2.6 million in the first nine months of fiscal 2017 from $3.5 million in the prior year period.

Net Income. As a result of the foregoing, net income decreased by 35.5% to $9.1 million in the first nine months of fiscal 2017 from $14.1 million in the prior year period. Non-GAAP1 net income decreased by 32.4% to $10.5 million in the first nine months of fiscal 2017 from $15.6 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 4.2% to $34.5 million in the first nine months of fiscal 2017 from $33.1 million in the prior year period.

Outlook

For the fourth quarter of fiscal 2017, the Company expects to generate total net revenue in the range of $40.2 million to $42.1 million, representing a year-over-year increase of approximately 5% to 10%.

For fiscal year 2017, the Company expects to generate total net revenues in the range of $129.4 million to $131.3 million, representing year-over-year growth of approximately 10.1% to 11.7%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern time on Thursday, August 24, 2017 (8:00 p.m. Beijing Time on August 24, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free:	+1-866-5194-004
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong:	+852-3018-6771
United Kingdom:	+44-203-6214-779
Passcode:	CDEL or DL

A telephone replay will be available two hours after the call until August 31, 2017 by dialing:

US Toll Free:	+1-855-4525-696
International:	+61-2-8199-0299
Mainland China:	400-632-2162
Hong Kong:	800-963-117
United Kingdom:	0808-234-0072
Replay Passcode:	63353422

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory, bookkeeping and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter and full fiscal year 2017 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including bundling accounting practical skills training and employment guidance services; offering bookkeeping services, tax advisory services and tax training to corporate clients; as well as acquisition and strategic investments such as the acquisition of 40% equity interest in Beijing Ruida) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: goals and growth strategies; future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2016	June 30, 2017
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	53,677	68,633
Restricted cash	15,547	34,207
Short term investments	1,278	4,573
Accounts receivable, net of allowance for doubtful accounts of US$976 and US$661 as of June 30, 2017 and September 30, 2016, respectively	5,454	3,883
Inventories	971	1,578
Prepayment and other current assets	5,893	8,800
Amount due from a related party	208	75
Deferred tax assets, current portion	1,676	2,429
Deferred cost	1,118	1,235

Total current assets	85,822	125,413

Non-current assets:
Property, plant and equipment, net	13,908	14,313
Goodwill	29,392	28,913
Long term investments	3,079	9,342
Other intangible assets, net	11,675	10,212
Deposit for purchase of non-current assets	1,116	433
Other non-current assets	3,928	6,491

Total non-current assets	63,098	69,704

Total assets	148,920	195,117

Liabilities and equity:
Current liabilities:
Bank borrowings	15,551	29,963
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$25,634 and US$26,279 as of June 30, 2017 and September 30, 2016, respectively)	30,564	30,788
Amount due to a related party	—	2,920
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,911 and US$3,353 as of June 30, 2017 and September 30, 2016, respectively)	5,308	4,444
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$57,978 and US$35,437 as of June 30, 2017 and September 30, 2016, respectively)	36,332	58,864
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$859 and US$862 as of June 30, 2017 and September 30, 2016, respectively)	862	859

Total current liabilities	88,617	127,838

Non-current liabilities:
Deferred tax liabilities, non-current portion	3,831	3,990

Total non-current liabilities	3,831	3,990

Total liabilities	92,448	131,828

Equity:
Ordinary shares (par value of US$0.0001 per share at June 30, 2017 and September 30, 2016, respectively; Authorized –500,000,000 shares at June 30, 2017 and September 30, 2016, respectively; Issued and outstanding –131,854,773 and 131,729,773 shares at June 30, 2017 and September 30, 2016, respectively)	13	13
Additional paid-in capital	15,697	18,394
Accumulated other comprehensive loss	(3,418)	(5,640)
Retained Earnings	32,944	27,175

Total China Distance Education Holdings Limited shareholder’s equity	45,236	39,942
Noncontrolling interest	11,236	23,347

Total equity	56,472	63,289

Total liabilities and equity	148,920	195,117

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2016	2017
Sales, net of business tax, value-added tax and related surcharges:
Online education services	25,279	26,482
Books and reference materials	1,942	3,970
Others	3,573	4,987
- Sale of learning simulation software	1,126	1,224
- Business start-up training services	343	1,372
- Others	2,104	2,391

Total net revenues	30,794	35,439

Cost of sales
Cost of services and others	(11,548)	(12,965)
Cost of tangible goods sold	(1,670)	(3,285)

Total cost of sales	(13,218)	(16,250)

Gross profit	17,576	19,189

Operating expenses
Selling expenses	(7,674)	(10,388)
General and administrative expenses	(4,080)	(4,252)

Total operating expenses	(11,754)	(14,640)
Other operating income	163	135

Operating income	5,985	4,684

Interest income	370	431
Interest expense	(136)	(165)
Exchange gain	2,778	(1,213)

Income before income taxes	8,997	3,737
Less: Income tax expense	(1,779)	(747)
Less: Loss from equity method investment	—	(40)

Net income	7,218	2,950
Net (income) loss attributable to noncontrolling interest	196	(23)

Net income attributable to China Distance Education Holdings Limited	7,414	2,927

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.055	0.022
Diluted	0.055	0.022

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.219	0.089
Diluted	0.218	0.089

Weighted average shares used in calculating net income per share:
Basic	135,084,505	131,458,587
Diluted	135,942,921	131,801,187

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2016	2017
Sales, net of business tax, value-added tax and related surcharges:
Online education services	63,468	63,457
Books and reference materials	5,312	6,887
Others	10,528	18,936
- Sale of learning simulation software	1,126	8,592
- Business start-up training services	3,399	4,121
- Others	6,003	6,223

Total net revenues	79,308	89,280

Cost of sales
Cost of services and others	(31,960)	(36,027)
Cost of tangible goods sold	(3,288)	(4,830)

Total cost of sales	(35,248)	(40,857)

Gross profit	44,060	48,423

Operating expenses
Selling expenses	(18,342)	(26,004)
General and administrative expenses	(11,937)	(13,431)

Total operating expenses	(30,279)	(39,435)
Other operating income	361	1,585

Operating income	14,142	10,573

Interest income	1,764	1,156
Interest expense	(436)	(434)
Exchange gain	2,219	1,556

Income before income taxes	17,689	12,851
Less: Income tax expense	(3,497)	(2,569)
Less: Loss from equity method investment	—	(118)

Net income	14,192	10,164
Net income attributable to noncontrolling interest	(127)	(1,095)

Net income attributable to China Distance Education Holdings Limited	14,065	9,069

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.101	0.069
Diluted	0.101	0.068

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.406	0.275
Diluted	0.403	0.273

Weighted average shares used in calculating net income per share:
Basic	138,127,626	131,403,456
Diluted	139,748,542	132,853,269

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	13,218	16,250
Share-based compensation expense in cost of sales	40	40
Non-GAAP cost of sales	13,178	16,210

Selling expenses	7,674	10,388
Share-based compensation expense in selling expenses	21	21
Non-GAAP selling expenses	7,653	10,367

General and administrative expenses	4,080	4,252
Share-based compensation expense in general and administrative expenses	440	422
Non-GAAP general and administrative expenses	3,640	3,830

Gross profit	17,576	19,189
Share-based compensation expenses	40	40
Non-GAAP gross profit	17,616	19,229

Gross profit margin	57.1%	54.1%
Non-GAAP gross profit margin	57.2%	54.3%

Operating income	5,985	4,684
Share-based compensation expenses	501	483
Non-GAAP operating income	6,486	5,167

Operating margin	19.4%	13.2%
Non-GAAP operating margin	21.1%	14.6%

Net income	7,414	2,927
Share-based compensation expense	501	483
Non-GAAP net income	7,915	3,410

Net income margin	24.1%	8.3%
Non-GAAP net income margin	25.7%	9.6%

Net income per share—basic	0.055	0.022
Net income per share—diluted	0.055	0.022
Non-GAAP net income per share—basic	0.059	0.026
Non-GAAP net income per share—diluted	0.058	0.026

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.219	0.089
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.218	0.089
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.234	0.104
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.233	0.103

Weighted average shares used in calculating basic net income per share	135,084,505	131,458,587
Weighted average shares used in calculating diluted net income per share	135,942,921	131,801,187
Weighted average shares used in calculating basic non-GAAP net income per share	135,084,505	131,458,587
Weighted average shares used in calculating diluted non-GAAP net income per share	135,942,921	131,801,187

Note 1: Each ADS represents four ordinary shares.

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	35,248	40,857
Share-based compensation expense in cost of sales	122	121
Non-GAAP cost of sales	35,126	40,736

Selling expenses	18,342	26,004
Share-based compensation expense in selling expenses	63	63
Non-GAAP selling expenses	18,279	25,941

General and administrative expenses	11,937	13,431
Share-based compensation expense in general and administrative expenses	1,328	1,281
Non-GAAP general and administrative expenses	10,609	12,150

Gross profit	44,060	48,423
Share-based compensation expenses	122	121
Non-GAAP gross profit	44,182	48,544

Gross profit margin	55.6%	54.2%
Non-GAAP gross profit margin	55.7%	54.4%

Operating income	14,142	10,573
Share-based compensation expenses	1,513	1,465
Non-GAAP operating income	15,655	12,038

Operating margin	17.8%	11.8%
Non-GAAP operating margin	19.7%	13.5%

Net income	14,065	9,069
Share-based compensation expense	1,513	1,465
Non-GAAP net income	15,578	10,534

Net income margin	17.7%	10.2%
Non-GAAP net income margin	19.6%	11.8%

Net income per share—basic	0.101	0.069
Net income per share—diluted	0.101	0.068
Non-GAAP net income per share—basic	0.113	0.080
Non-GAAP net income per share—diluted	0.111	0.079

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.406	0.275
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.403	0.273
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.451	0.321
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.446	0.317

Weighted average shares used in calculating basic net income per share	138,127,626	131,403,456
Weighted average shares used in calculating diluted net income per share	139,748,542	132,853,269
Weighted average shares used in calculating basic non-GAAP net income per share	138,127,626	131,403,456
Weighted average shares used in calculating diluted non-GAAP net income per share	139,748,542	132,853,269

Note 1: Each ADS represents four ordinary shares